Exhibit 12.2

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six Months Ended June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Net Income	$97,654	$70,610	$169,039	$129,903	$127,091	$238,213	$142,202
Fixed charges	64,450	40,150	81,451	65,263	50,393	44,536	42,424
Adjusted Earnings	$162,104	$110,760	$250,490	$195,166	$177,484	$282,749	$184,626

Fixed Charges and Preferred Distributions:
Interest on indebtedness and amortization of deferred finance costs	$64,450	$40,150	$81,451	$65,263	$50,393	$44,536	$42,424
Preferred distributions	11,829	3,828	7,656	7,656	9,674	14,780	7,572

Combined Fixed Charges and Preferred Distributions	$76,279	$43,978	$89,107	$72,919	$60,067	$59,316	$49,996

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	2.13x	2.52x	2.81x	2.68x	2.95x	4.77x	3.69x